UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          ---------------

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. )

                          ---------------

                       HYTK Industries, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                  (Title of Class of Securities)

                            404425 605
                          (CUSIP Number)

                    Mark E. Lehman
                    Lehman, Jensen & Donahue, L.C.
                    8 East Broadway, Suite 620
                    Salt Lake City, Utah 84111
                    (801) 532-7858

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                           June 22, 1999
      (Date of Event which Requires Filing of This Statement)

                          ---------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement
|_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 404425 605         13D                   Page   2   of
7   Pages
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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION
NO.

          First Avenue, Ltd.                 87-0569161
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          Other
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Utah
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              247,734 shares
       BENEFICIALLY 8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             247,734 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          247,734 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1% following acquisition date.
          4.7% as of the date of this statement.
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14   TYPE OF REPORTING PERSON*

          PN   Limited Partnership
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
CUSIP NO. 404425 605          13D                   Page   3   of
7   Pages
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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION
NO.

          Ken Kurtz                          ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          Other
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              2,564 shares
       BENEFICIALLY 8    SHARED VOTING POWER
         OWNED BY             247,734 shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             2,564 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               247,734 shares
-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          255,298 shares
-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1% indirect ownership following acquisition date.
     4.8% direct and indirect ownership as of the date of this
statement.
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14   TYPE OF REPORTING PERSON*

          IN Individual
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
CUSIP NO. 404425 605          13D                   Page   4   of
7   Pages
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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION
NO.

          Carrie Kurtz                  ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          Other
-
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|
-
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              -0- shares
       BENEFICIALLY 8    SHARED VOTING POWER
         OWNED BY             247,734 shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             -0- shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               247,734 shares
-
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------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          247,739 shares
-
------------------------------------------------------------------
------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1% following acquisition date.
          4.7% as of the date of this statement.
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14   TYPE OF REPORTING PERSON*

          IN Individual
-
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
CUSIP NO. 404425 605         13D                   Page   5   of
7   Pages
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     Item 1(a). Name of Issuer

     HYTK Industries, Inc.

     Item 1(b). Address of Issuer's Principal Executive Offices:

               701 East Main, Benedict, Kansas 66714

     Item 2. Identity and Background

     (a) This statement is being filed by (1) First Avenue, Ltd. ("FAL"), a Utah limited partnership, (2) Ken Kurtz ("Mr. Kurtz"), a U.S. citizen and shareholder, and in his capacity as (a) general and limited partner of FAL and (3) Carrie Kurtz ("Mrs. Kurtz"), a U.S. citizen in her capacity as general and limited partner of FAL. Mr. Kurtz, Mrs. Kurtz and FAL are sometimes collectively referred to herein as the "Reporting Persons."

     (b)-(c) FAL is a Utah Limited Partnership consisting of three partners. Mr. Kurtz is a 1% general partner and 44% limited partner of FAL. Carrie Kurtz is the wife of Ken Kurtz and is 1% general partner and 44% limited partner of FAL. Park Street Investments, Inc., a Utah corporation wholly owned by Mr. Kurtz is a 10% limited partner of FAL.

     The principal business of FAL is investment management. The Principal occupation of Ken Kurtz is a private investor and consultant. The business address of the reporting persons is 2133 East 9400 South, Suite 151, Sandy, Utah 84093. Mr. Kurtz and Mrs. Kurtz may be deemed to be the beneficial owners of the Common Shares acquired for the account of FAL.

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     Item 3: Source and Amount of Funds or Other
     Consideration

     On June 1, 1999, Mr. Kurtz transferred 200,000 common shares to an independent third party. On June 22, 1999, Ken Kurtz transferred 247,734 common shares to FAL as a capital contribution. On July 1, 1999, Ken Kurtz received as consideration for consulting services to be rendered to the Issuer, 80,000 common shares. On September 1, 1999 Ken Kurtz transferred 75,000 common shares to an independent third party.

CUSIP NO. 404425 605          13D                   Page   6   of
7   Pages
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     Item 4. Purpose of Transaction

     On June 22, 1999 the purpose of the transfer of 247,734 common shares by Mr. Kurtz to FAL was for a capital contribution. On July 1, 1999 the purpose of the issuance of 80,000 common shares to Ken Kurtz was to compensate Mr. Kurtz for consulting services to be provided pursuant to a consulting agreement between HYTK and Mr. Kurtz.

     At this time, the reporting person has no intention of acquiring additional shares of HYTK Industries, Inc. reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of HYTK Industries, Inc. reported herein. The reporting person has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     (a)-(b) On June 22, 1999: (based on 4,823,343 shares of common stock outstanding)

     (i)  FAL is deemed to have beneficial ownership for purposes of
          Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 247,734 shares. Such shares represented 5.1% of the total issued and outstanding Common shares.

     (ii) Mr. Kurtz is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 250,298 Common Shares by virtue of his indirect ownership of 2,564 Common shares held by Park Street Investments, Inc., a Utah corporation, to which Mr. Kurtz is sole shareholder and his ownership interest in FAL. Such shares represented 5.18% of the issued and outstanding Common Shares. Of these shares Mr. Kurtz is also deemed to have sole voting and dispositive power over 2,564 shares and shared voting and dispositive power over 247,734 shares by virtue of his 1% general partnership interest in FAL.

     (iii) Mrs. Kurtz is deemed to have Beneficial Ownership for purpose of Section 13(d) of the Securities and Exchange Act of 1934 of 247,734 Common shares by virtue of her ownership interest in FAL. Such shares represent 5.1% of the total issued and outstanding Common shares. Mrs. Kurtz is also deemed to have shared voting and dispositive power over these shares by virtue of her 1% general partnership interest in FAL.

     (a)-(b) As of the date of this statement: (based on 5,292,843 shares of common stock outstanding)

     (iv) FAL is deemed to have beneficial ownership for purposes of
          Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 247,734 shares. Such shares represented 4.7% of the total issued and outstanding Common shares.

     (v) Mr. Kurtz is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 255,298 Common Shares by virtue of his direct ownership of 5,000 common shares, his indirect ownership of 2,564 Common shares held by Park Street Investments, Inc., a Utah corporation, to which Mr. Kurtz is sole shareholder and his ownership interest in FAL. Such shares represented 4.8% of the issued and outstanding Common Shares. Of these shares Mr. Kurtz is also deemed to have sole voting and dispositive power over 7,564 shares and shared voting and dispositive power over 247,734 shares by virtue of his 1% general partnership interest in FAL.

     (vi) Mrs. Kurtz is deemed to have Beneficial Ownership for purpose of Section 13(d) of the Securities and Exchange Act of 1934 of 247,734 Common shares by virtue of her ownership interest in FAL. Such shares represent 4.7% of the total issued and outstanding Common shares. Mrs. Kurtz is also deemed to have shared voting and dispositive power over these shares by virtue of her 1% general partnership interest in FAL.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

     Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

     The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls,

CUSIP NO. 404425 605          13D                   Page   7   of
7   Pages
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     guarantees of profits, division of profits or  loss,  or
     the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     October 6, 1999

     First Avenue, Ltd.


     By:  /s/  Ken Kurtz
               General Partner



     By:  /s/  Carrie Kurtz
               General Partner



     By:  /s/  Ken Kurtz